Portage Biotech Inc.

Clarence Thomas Building, P.O. Box 4649

Road Town, Tortola, British Virgin Islands, VG1110

Tel: (302) 219-5556

May 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller, Esq.

Re:	Portage Biotech Inc.
Registration Statement on Form F-3, File No. 333-286961
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: May 12, 2025

Requested Time: 9:30 am, Eastern Time

Ladies and Gentlemen:

Portage Biotech Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-286961) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 9:30 a.m. Eastern time on May 14, 2025, or as soon thereafter as possible, or at such later time as the Company may orally request via telephone call to the staff of the Commission (the “Staff”). The Company hereby authorizes Daniel Cohen of Golenbock Eiseman Assor Bell & Peskoe, LLP, counsel to the Company, to make such request on its behalf.

Please contact our counsel, Daniel Cohen of Golenbock Eiseman Assor Bell & Peskoe LLP, at (212) 907-7336, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Cohen by telephone when this request for acceleration has been granted.

Sincerely yours,

/s/ Alexander Pickett
Alexander Pickett
Chief Executive Officer